Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

August 19, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Versavo® (bevacizumab biosimilar) in India”

This is for your information.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories announces

the launch of Versavo® (bevacizumab biosimilar) in India

Hyderabad, India, August 19, 2019	For Immediate Release

Hyderabad, India, August 19, 2019 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has launched Versavo® (bevacizumab), a biosimilar of Roche’s Avastin® in India, indicated for the treatment of several types of cancers (metastatic colorectal cancer, non-squamous non-small cell lung cancer, recurrent glioblastoma, metastatic renal cell carcinoma, cervical cancer, metastatic breast cancer and epithelial ovarian, fallopian tube and primary peritoneal cancer).

Dr. Reddy’s Versavo® is available in strengths of 100mg and 400mg single use vials.

Commenting on the launch, MV Ramana, CEO - India and Emerging Markets, Dr. Reddy’s Laboratories, said, “We regard the good health of our patients as our responsibility and are committed to ensure that they always have access to the medicines they need. The launch of Versavo® is another step in that journey and helps strengthen our Oncology portfolio.”

Dr. Raymond De Vré, Global Head, Biologics, Dr. Reddy’s Laboratories added “Versavo® will help improve access to high quality therapy at an affordable cost, addressing the needs of patients with different cancers in India.”

Avastin® and its biosimilars had India sales of approximately INR 223 Crore MAT for the most recent twelve months ending in December 2018, according to Ipsos*.

Dr. Reddy’s now has six biosimilar products commercialized in India and various emerging markets and an active development pipeline of several biosimilar products in the oncology and immunology space.

*Ipsos India Tandem Oncology Monitor 2018

About Biosimilars Biosimilarity means[1]:

That the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components; and,

There are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity, and potency of the product.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.